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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
WIMM-BILL-DANN FOODS OJSC (Name of Issuer)
Ordinary Shares, par value 20 Russian Roubles per Ordinary Share, and American Depositary Shares, each representing one Ordinary Share (Title of Class of Securities)
97263M109 (AMERICAN DEPOSITARY SHARES) (CUSIP Number)
Claude Blanc Groupe Danone 17, Boulevard Haussmann 75009 Paris France Tel: +33 1 4435 2020 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 21, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Danone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7.	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER NOT APPLICABLE

		10.	SHARED DISPOSITIVE POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.228% (1)

14.	TYPE OF REPORTING PERSON CO

(1)
Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7.	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER NOT APPLICABLE

		10.	SHARED DISPOSITIVE POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.228% (1)

14.	TYPE OF REPORTING PERSON CO

(1)
Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blanrim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7.	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER NOT APPLICABLE

		10.	SHARED DISPOSITIVE POWER 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 Ordinary Shares (including Ordinary Shares underlying ADSs)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.228% (1)

14.	TYPE OF REPORTING PERSON CO

(1)
Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

Item 1.    Security and Issuer

  This Amendment No. 2 (this "Amendment No. 2") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on September 18, 2002 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003 (such Statement as so amended, being the "Schedule 13D"). This Amendment No. 2 is filed with respect to the ordinary shares, par value 20 Russian Roubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background

        Items (a)-(c) and (f) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following language:

  (a)-(c),(f)    This Statement on Schedule 13D is being filed by Groupe Danone, a société anonyme organized under the laws of France ("Groupe Danone"), Compagnie Gervais Danone, a société anonyme organized under the laws of France, and Blanrim, a société par actions simplifiée organized under the laws of France (collectively, the "Reporting Persons").

  Groupe Danone, has its principal executive offices at 17, Boulevard Haussmann 75009 Paris, France and is an international foods and beverage group specializing in fresh dairy products, beverages and biscuits and cereal snacks.

  Compagnie Gervais Danone has its principal executive offices at 126/130 rue Jules Guesde, 92302 Levallois Perret, France. Compagnie Gervais Danone is a wholly owned subsidiary of Groupe Danone.

  Blanrim has its principal executive offices at 126/130 rue Jules Guesde, 92302 Levallois Perret, France. Blanrim is a wholly owned subsidiary of Compagnie Gervais Danone.

  The directors and executive officers of each of Groupe Danone, Compagnie Gervais Danone and Blanrim are set forth in Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 4.    Purpose of Transaction

        The second paragraph of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following language:

        The purpose of the acquisition by Blanrim of ADSs has been to make an investment on behalf of Groupe Danone, in the Issuer.

        Group Danone and certain shareholders of the Issuer have amicably terminated their discussions. The Reporting Persons do not expect to amend the Schedule 13D with respect to any such discussions, unless and until such time as such disclosure may be required by applicable law.

Item 7.    Materials to Be Filed as Exhibits

        The following documents are hereby filed as exhibits:

A.
Directors and Officers of Groupe Danone, Compagnie Gervais Danone and Blanrim

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 21, 2003

GROUPE DANONE
By:	/s/ JACQUES VINCENT Name: Jacques Vincent Title: Senior Executive Vice President
COMPAGNIE GERVAIS DANONE
By:	/s/ JACQUES VINCENT Name: Jacques Vincent Title: Managing Director
BLANRIM
By:	/s/ CLAUDE BLANC Name: Claude Blanc Title: Chairman and CEO

EXHIBIT A

Group Danone

Name	Business Address	Position with the Reporting Person and Principal Occupation	Citizenship
Franck Riboud	Groupe Danone 17, Boulevard Haussman 75009 Paris France	Chairman and Chief Executive Officer	French
Michel David-Weill	Lazard Frères Banque 121 Boulevard Haussmann 75008 Paris France	Director Chairman and General Partner at Lazard Frères Banque	French
Jacques Vincent	Groupe Danone 17, Boulevard Haussman 75009 Paris France	Director Senior Executive Vice-President	French
Umberto Agnelli	IFIL S.p.A 11 Piazza Solferino 10100 Torino Italy	Director Chairman of IFIL S.p.A.	Italian
Bruno Bonnell	Infogrames Entertainment 1 Place Verazzano 69009 Lyon France	Director Chairman of Infogrames Entertainment	French
Emmanuel Faber	Groupe Danone 17, Boulevard Haussman 75009 Paris France	Director Senior Vice-President Chief Financial Officer	French
Richard Goblet d'Alviella	SOFINA Rue des Colonies, II B-1000 Bruxelles Belgium	Director Executive director of SOFINA	Belgian
Jean Gandois	Suez 16, rue de la ville l'Eveque 75008 Paris	Director	French
Christian Laubie	Groupe Danone 17, Boulevard Haussman 75009 Paris France	Director	French
Hakan Mogren	Astra Zeneca PLC 15 Stanhope Gate London W1K 1LN England	Director Executive deputy Chairman of Astra Zeneca PLC	Swedish

Jacques Nahmias	Petrofance SA 42, rue Raymond Poincaré 75116 Paris France	Director Chief Executive Officer and Director of Petrofrance SA	French
Benoît Potier	L'Air Liquide 75, Quai d'Orsay 75007 Paris France	President of the Management Board of L'Air Liquide	French
Jérôme Seydoux	Pathé Image Production 10 rye Lincoln 75008 Paris France	Director Chairman and Chief Executive Officer of Pathé Image Production	France

Compagnie Gervais Danone

Name	Business Address	Position with the Reporting Person and Principal Occupation	Citizenship
Franck Riboud	As above	Chairman of the Board	French
Jacques Vincent	As above	Managing Director	French
Emmanuel Faber	As above	Deputy Managing Director	French
Geoffroy Pinoncely	As above	Director	French

Blanrim

Name	Business Address	Position with the Reporting Person and Principal Occupation	Citizenship
Claude Blanc	Groupe Danone 17, Boulevard Haussman 75009 Paris France	Chairman and CEO VP Tax of Groupe Danone	French
Jean-Claude Horen	As above	Managing Director VP Finance of Groupe Danone	French
Daniel Bachelot	As above	Nominee Director of Compagnie Gervais Danone	French

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Groupe Danone
Compagnie Gervais Danone
Blanrim
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 4. Purpose of Transaction
  Item 7. Materials to Be Filed as Exhibits
SIGNATURE
  EXHIBIT A